UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 1, 2019

(Date of earliest event reported)

YayYo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Appointment of Chief Executive Officer

On February 1, 2019, the Board of Directors (the “Board”) of YayYo, Inc., a Delaware company (the “Company”) accepted and approved the resignation of Ramy El-Batrawi from his position as Acting Chief Executive Officer of the Company and has concurrently accepted and approved the appointment of Jonathan Rosen as Chief Executive Officer of the Company. There were no disagreements between Mr. El-Batrawi and the Company as he remains with the Company as a member of the Board.

Jonathan Rosen, Chief Executive Officer. Mr. Rosen has more than 25 years’ experience serving as an executive and independent executive and consultant driving revenue, operations and marketing for leading public and private companies. For the past 15 years, Mr. Rosen has focused on the automotive, software and media markets, at companies ranging from successful startups to global media companies. He held the founding CRO position at Involvsoft, a SaaS software company in 2017 and 2018 leading marketing and revenue. His experience over the last five years included consulting assignments at Ziff Davis/J2 Equities, Beachbody, WeWork and others. Prior to that he held executive roles at Autobytel, Webvisible, Spotrunner and America Online. At AOL, he shepherded high-value acquisitions and partnerships including Advertising.com; and architected their first traffic acquisition programs. Rosen served as Senior Vice President for Autobytel – one of the largest automotive search advertisers and online properties – where he led Business Development, Ad Networks and Advertising Sales and Operations. Early in his career, Mr. Rosen held senior management roles in the computer storage industry and was the founding President of iProspect; now the world’s largest search marketing agency and a subsidiary of Dentsu.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.

Dated: March 22, 2019	By:	/s/ Jonathan Rosen
	Name:	Jonathan Rosen
	Title:	Chief Executive Officer